BUREAU OF INTEGRATED FACILITY SERVICES

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2022 (YTD)
Income		
4000 Cleaning Services	260.00	260.00
4001 Commercial Cleaning	41,308.00	41,308.00
4002 Janitorial Cleaning	66,200.19	66,200.19
Total 4000 Cleaning Services	**107,768.19**	**107,768.19**
4030 Sales of Product Income (deleted)		
4100 Sales - Other	6,072.30	6,072.30
Billable Expense Income		
Sales of Product Income		
Unapplied Cash Payment Income		
Uncategorized Income		
Total Income	**$113,840.49**	**$113,840.49**
Cost of Goods Sold		
5000 Cost of labor - COS	2,807.37	2,807.37
5010 Supplies & Materials - COGS	12,673.06	12,673.06
5011 Carpet Cleaning Supplies (deleted)		
5011 Cleaning Supplies		
Total 5010 Supplies & Materials - COGS	**12,673.06**	**12,673.06**
5060 Equipment Rental - COS	99.01	99.01
Cost of Goods Sold	102.00	102.00
Total Cost of Goods Sold	**$15,681.44**	**$15,681.44**
GROSS PROFIT	**$98,159.05**	**$98,159.05**
Expenses		
6000 Ask My Accountant		
6010 Advertising & Marketing	2,738.60	2,738.60
6020 Bank Fees	60.00	60.00
6030 Car & Truck	5,040.00	5,040.00
Gas & Fuel	5,173.93	5,173.93
Repairs & Maintainence	1,771.97	1,771.97
Total 6030 Car & Truck	**11,985.90**	**11,985.90**
6030 Depreciation Expense (deleted)		
6040 Contractors		
6040 Education Expense (deleted)		
6050 Insurance		
Auto Insurance	1,703.99	1,703.99
Business Insurance	617.76	617.76
Workers Comp Insurance	2,992.58	2,992.58
Total 6050 Insurance	**5,314.33**	**5,314.33**

BUREAU OF INTEGRATED FACILITY SERVICES

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2022 (YTD)
6060 Interest Paid		
6070 Legal & Professional Services	4,047.00	4,047.00
6071 Financials	1,326.00	1,326.00
Total 6070 Legal & Professional Services	**5,373.00**	**5,373.00**
6080 Licensing	823.49	823.49
6090 Meals & Entertainment	50.00	50.00
6100 Office/General Administrative Expenses	3,531.93	3,531.93
6101 Office Supplies	211.30	211.30
Total 6100 Office/General Administrative Expenses	**3,743.23**	**3,743.23**
6110 Payroll Expenses		
6111 Payroll Processing Fee	436.00	436.00
6112 Payroll Taxes	5,618.83	5,618.83
6113 Wages	19,178.82	19,178.82
Total 6110 Payroll Expenses	**25,233.65**	**25,233.65**
6120 Postage/Mailing		
6130 Rent & Lease	753.00	753.00
6140 Repairs & Maintenance	235.00	235.00
6150 Research & Development		
6160 Software/Dues & subscriptions	1,608.22	1,608.22
6170 Travel	442.20	442.20
6171 Meals		
6172 Accomodations		
6173 Airlines		
6174 Rentals		
Total 6170 Travel	**442.20**	**442.20**
6175 Taxes & Licenses		
6180 Utilities	2,066.87	2,066.87
Continued Education/Seminars	24,888.03	24,888.03
Insurance (deleted)		
Job Supplies (deleted)		
Meals & Entertainment (deleted)		
Other Business Expenses (deleted)		
Purchases		
QuickBooks Payments Fees	204.63	204.63
Reimbursable Expenses (deleted)		
Unapplied Cash Bill Payment Expense		
Uncategorized Expense		
Total Expenses	**$85,520.15**	**$85,520.15**
NET OPERATING INCOME	**$12,638.90**	**$12,638.90**

BUREAU OF INTEGRATED FACILITY SERVICES

Profit and Loss

January - December 2022

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2022 (YTD)
Other Income		
7000 Interest Earned		
Total Other Income	**$0.00**	**$0.00**
Other Expenses		
Ask My Client		
Communication		
Consultation	8,750.00	8,750.00
Loans	356.00	356.00
Processing Fee		
Reconciliation Discrepancies		
Reimbursement	2,342.08	2,342.08
Total Other Expenses	**$11,448.08**	**$11,448.08**
NET OTHER INCOME	$ -11,448.08	$ -11,448.08
NET INCOME	$1,190.82	$1,190.82

BUREAU OF INTEGRATED FACILITY SERVICES

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts		
1010 Banks (deleted)		
1011 US Bank	2,734.04	2,734.04
Bank (deleted)		
1010 Bank of the West (deleted)	0.00	0.00
Total Bank (deleted)	**0.00**	**0.00**
BIFS LLC (deleted)		
QuickBooks Checking Account		
Total Bank Accounts	**$2,734.04**	**$2,734.04**
Accounts Receivable		
1200 Accounts Receivable (A/R)	8,530.00	8,530.00
Total Accounts Receivable	**$8,530.00**	**$8,530.00**
Other Current Assets		
1300 Inventory		
Chase CC		
Inventory Asset		
Uncategorized Asset		
Undeposited Funds	5,850.00	5,850.00
Total Other Current Assets	**$5,850.00**	**$5,850.00**
Total Current Assets	**$17,114.04**	**$17,114.04**
Fixed Assets		
1080 Office Equipment (deleted)		
1400 Equipment		
1450 Accumulated Depreciation		
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
1500 Other Long-term Assets		
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$17,114.04**	**$17,114.04**

BUREAU OF INTEGRATED FACILITY SERVICES

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2022 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)		
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Citi		
City (deleted)		
Total Credit Cards	**$0.00**	**$0.00**
Other Current Liabilities		
2100 Due to Owner		
2110 Payroll Liabilities	4.60	4.60
Total Other Current Liabilities	**$4.60**	**$4.60**
Total Current Liabilities	**$4.60**	**$4.60**
Long-Term Liabilities		
2050 Notes Payable for Equipment/Vehicles (deleted)		
Floor Buffing Machine Note\		
Total Long-Term Liabilities	**$0.00**	**$0.00**
Total Liabilities	**$4.60**	**$4.60**
Equity		
3000 Owner's Equity		
3010 Owner's Contributions	0.00	0.00
3020 Personal Expenses	1,544.69	1,544.69
Total 3000 Owner's Equity	**1,544.69**	**1,544.69**
3100 Opening Balance Equity	0.00	0.00
3200 Retained Earnings	14,373.93	14,373.93
Owner's Investment (deleted)		
Owner's Pay & Personal Expenses (deleted)		
Net Income	1,190.82	1,190.82
Total Equity	**$17,109.44**	**$17,109.44**
TOTAL LIABILITIES AND EQUITY	**$17,114.04**	**$17,114.04**

BUREAU OF INTEGRATED FACILITY SERVICES

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,190.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	2,400.00
1300 Inventory	
Chase CC	
Inventory Asset	
Uncategorized Asset	
1450 Accumulated Depreciation	
2000 Accounts Payable (A/P)	
Citi	
City (deleted)	
2100 Due to Owner	
2110 Payroll Liabilities	4.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,404.50**
Net cash provided by operating activities	**$3,595.32**
INVESTING ACTIVITIES	
1080 Office Equipment (deleted)	
1400 Equipment	
1500 Other Long-term Assets	
Net cash provided by investing activities	**$0.00**
FINANCING ACTIVITIES	
2050 Notes Payable for Equipment/Vehicles (deleted)	
Floor Buffing Machine Note\	
3000 Owner's Equity	
3010 Owner's Equity:Owner's Contributions	-100.00
3020 Owner's Equity:Personal Expenses	2,766.98
3100 Opening Balance Equity	99.99
3200 Retained Earnings	-1,222.28
Owner's Investment (deleted)	
Owner's Pay & Personal Expenses (deleted)	
Net cash provided by financing activities	**$1,544.69**
NET CASH INCREASE FOR PERIOD	**$5,140.01**
Cash at beginning of period	3,444.03
1010 Banks (deleted)	
1011 US Bank	
Bank (deleted)	
Bank (deleted):1010 Bank of the West (deleted)	
BIFS LLC (deleted)	
QuickBooks Checking Account	
Undeposited Funds	
Total Cash at beginning of period	**3,444.03**
CASH AT END OF PERIOD	**$8,584.04**

BUREAU OF INTEGRATED FACILITY SERVICES

Statement of Cash Flows

January - December 2022